SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Garrett Motion Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Sessa Capital GP, LLC

888 Seventh Avenue, 30th Floor

New York, New York 10019

Attention: Jae Hong

1-212-257-4410

with a copy to

Robert A. Profusek

Jones Day

250 Vesey Street

New York, New York 10281

(212) 326-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSONS Sessa Capital (Master), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 23,504,588 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 23,504,588 (1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,504,588 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8% (2)
14.	TYPE OF REPORTING PERSON PN

(1)

Includes 6,912,204 shares of common stock, $0.001 par value per share (the “Common Stock”) and 16,592,384 shares of Common Stock issuable upon conversion of 16,592,384 shares of Series A Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), of Garrett Motion Inc., a Delaware corporation (the “Company”).

(2)

Based on 81,628,185 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock issued to replace the Company’s previously issued and cancelled common stock and 16,592,384 shares of Common Stock issuable upon conversion of 16,592,384 shares of Series A Preferred Stock owned by the Reporting Persons (as defined below).

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1.	NAMES OF REPORTING PERSONS Sessa Capital GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 23,504,588 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 23,504,588 (1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,504,588 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8% (2)
14.	TYPE OF REPORTING PERSON OO

(1)	Includes 6,912,204 shares of Common Stock and 16,592,384 shares of Common Stock issuable upon conversion of 16,592,384 shares of Series A Preferred Stock.
(2)

Based on 81,628,185 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock issued to replace the Company’s previously issued and cancelled common stock and 16,592,384 shares of Common Stock issuable upon conversion of 16,592,384 shares of Series A Preferred Stock owned by the Reporting Persons.

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1.	NAMES OF REPORTING PERSONS Sessa Capital IM, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 23,504,588 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 23,504,588 (1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,504,588 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8% (2)
14.	TYPE OF REPORTING PERSON PN

(1)	Includes 6,912,204 shares of Common Stock and 16,592,384 shares of Common Stock issuable upon conversion of 16,592,384 shares of Series A Preferred Stock.
(2)

Based on 81,628,185 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock issued to replace the Company’s previously issued and cancelled common stock and 16,592,384 shares of Common Stock issuable upon conversion of 16,592,384 shares of Series A Preferred Stock owned by the Reporting Persons.

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1.	NAMES OF REPORTING PERSONS Sessa Capital IM GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 23,504,588 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 23,504,588 (1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,504,588 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8% (2)
14.	TYPE OF REPORTING PERSON OO

(1)	Includes 6,912,204 shares of Common Stock and 16,592,384 shares of Common Stock issuable upon conversion of 16,592,384 shares of Series A Preferred Stock.
(2)

Based on 81,628,185 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock issued to replace the Company’s previously issued and cancelled common stock and 16,592,384 shares of Common Stock issuable upon conversion of 16,592,384 shares of Series A Preferred Stock owned by the Reporting Persons.

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1.	NAMES OF REPORTING PERSONS John Petry
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 23,504,588 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 23,504,588 (1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,504,588 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8% (2)
14.	TYPE OF REPORTING PERSON IN

(1)

Includes 6,912,204 shares of Common Stock and 16,592,384 shares of Common Stock issuable upon conversion of 16,592,384 shares of Series A Preferred Stock. Mr. Petry disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein.

(2)

Based on 81,628,185 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock issued to replace the Company’s previously issued and cancelled common stock and 16,592,384 shares of Common Stock issuable upon conversion of 16,592,384 shares of Series A Preferred Stock owned by the Reporting Persons.

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Explanatory Note

On April 30, 2021, the Plan of Reorganization (the “Plan”) under Chapter 11 of Title 11 of the United States Code of Garrett Motion Inc., a Delaware corporation (the “Company”), became effective. Upon effectiveness of the Plan, all previously issued and outstanding common stock of the Company was cancelled in exchange for an equal number of shares of the reorganized Company’s common stock, $0.001 par value per share (the “Common Stock”). Pursuant to the terms of the Plan and the Replacement Equity Backstop Commitment Agreement dated March 9, 2021, the Company also issued shares of Series A Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”). Each share of Series A Preferred Stock is convertible into one share of Common Stock pursuant to the terms of the Certificate of Designations of Series A Cumulative Convertible Preferred Stock (the “Series A Certificate of Designations”).

Item 1.	Security and Issuer

This statement of beneficial ownership on Schedule 13D relates to the shares of Common Stock, including shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock, of Garrett Motion Inc., a Delaware corporation. According to the Company, the address of its principal executive office is La Pièce 16, Rolle, Switzerland 1180.

Item 2.	Identity and Background

a.

This statement is filed by (i) Sessa Capital (Master), L.P., a Cayman Islands exempted limited partnership (“Sessa Capital”), as a result of its direct ownership of shares of Common Stock and Series A Preferred Stock, (ii) Sessa Capital GP, LLC, a Delaware limited liability company (“Sessa Capital GP”), as a result of being the sole general partner of Sessa Capital, (iii) Sessa Capital IM, L.P., a Delaware limited partnership (“Sessa IM”), as a result of being the investment adviser for Sessa Capital, (iv) Sessa Capital IM GP, LLC, a Delaware limited liability company (“Sessa IM GP”), as a result of being the sole general partner of Sessa IM, and (v) John Petry, as a result of being the manager of Sessa Capital GP and Sessa IM GP. Sessa Capital, Sessa Capital GP, Sessa IM, Sessa IM GP and Mr. Petry are collectively referred to as the “Reporting Persons.” Mr. Petry disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein.

b.	The address of each of the Reporting Persons is 888 Seventh Avenue, 30th Floor, New York, New York, 10019.

c.

Sessa Capital is an investment partnership. Sessa Capital GP is primarily engaged in management of Sessa Capital. Sessa IM is a registered investment adviser and Sessa Capital’s investment adviser. Sessa IM GP is primarily engaged in the management of Sessa IM. Mr. Petry’s principal occupation is serving as the manager of Sessa Capital GP and Sessa IM GP.

d.	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

e.

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Mr. Petry is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Sessa Capital received 6,912,204 shares of Common Stock pursuant to the Plan. In addition, Sessa Capital invested $87,110,016 to acquire 16,592,384 shares of Series A Preferred Stock. The source of funds was Sessa Capital’s capital available for investment. Sessa Capital may effect purchases of Common Stock and Series A Preferred Stock

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through margin accounts maintained for it with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Common Stock and Series A Preferred Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. Because other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Common Stock and Series A Preferred Stock.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock and Series A Preferred Stock for investment purposes and as part of the Plan.

On April 30, 2021, pursuant to the terms of the Plan and the Replacement Equity Backstop Commitment Agreement dated March 9, 2021, the Company issued 16,211,432 shares of Series A Preferred Stock to Sessa Capital at a price of $5.25 per share. On May 7, 2021, Sessa Capital purchased an additional 380,952 shares of Series A Preferred Stock in a private purchase at a price of $5.25 per share. Each share of Series A Preferred Stock is convertible into one share of Common Stock pursuant to the terms of the Series A Certificate of Designation.

On April 30, 2021, the Company entered into a Series A Investor Rights Agreement (the “Investor Rights Agreement”) with the Centerbridge Investors, the Oaktree Investors and the Additional Investors (each as defined therein), setting forth the terms by which the Company agreed to provide certain rights in connection with the issuance of shares of its Series A Preferred Stock pursuant to the Plan. Pursuant to the Investor Rights Agreement, the Required Additional Investors (as defined in the Investor Rights Agreement), acting individually and not as a group, have the right to nominate one Investor Director Designee (as defined therein) for election to the board of directors of the Company (the “Board”) at each stockholder meeting of the Company. In April 2021, the Required Additional Investors designated Mr. Petry as their Investor Director Designee, and Mr. Petry’s appointment became effective on May 7, 2021. The Investor Rights Agreement is filed hereto as Exhibit 99.1 and is incorporated herein by reference.

On the same day, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Centerbridge Investors, the Oaktree Investors, and the Additional Investors (each as defined therein), setting forth the terms by which the Company agreed to provide certain registration rights with respect to its securities pursuant to its plan of reorganization. The Registration Rights Agreement is filed hereto as Exhibit 99.2 and is incorporated herein by reference.

The arrangements contemplated by the Investor Rights Agreement and Registration Rights Agreement are not intended to constitute the formation of a “group” (as defined in Section 13(d)(3) of the Exchange Act).

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons intends to review its investment in the Company on a continuing basis and, depending upon the price of and other market conditions relating to the Common Stock and Series A Preferred Stock, developments affecting the Company and other factors deemed relevant, may increase or decrease the size of its investment in the Company, exercise its right to convert it shares of Series A Preferred Stock to shares of Common Stock, or take one or more other actions that relate to or would result in any matter referred in items (a) through (j) of Item 4 of Schedule 13D, alone or with others. Additionally, the Reporting Persons may engage in discussions with other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Company, which may include, among other things, the Company’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right to take such actions as it deems appropriate, in its discretion.

Item 5.	Interest in Securities of the Issuer

a.

As of the date of this statement, Sessa Capital beneficially owns 23,504,588 shares of Common Stock (including 16,592,384 shares of Common Stock issuable upon conversion of 16,592,384 shares of Series A Preferred Stock owned by the Reporting Persons), representing 28.8% of the 81,628,185 total outstanding shares of Common Stock (consisting of 65,035,801 outstanding shares of Common Stock issued to replace the Company’s cancelled

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common stock and 16,592,384 shares issuable upon conversion of the Series A Preferred Stock owned by the Reporting Persons). Sessa Capital GP, Sessa IM, Sessa IM GP and Mr. Petry, by virtue of the relationships set forth under Item 2 of this statement, may be deemed to indirectly beneficially own the shares of Common Stock and Series A Preferred Stock directly owned by Sessa Capital.

b.	The Reporting Persons have sole voting power and sole investment power with respect to the shares of Common Stock and Series A Preferred Stock owned by Sessa Capital.

c.	During the past 60 days, none of the Reporting Persons has effected any transactions in shares of Common Stock or Series A Preferred Stock except as described in this statement.

d.

No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock or Series A Preferred Stock owned by Sessa Capital.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into the Joint Filing Agreement (the “Joint Filing Agreement”) with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto. The foregoing description of the Joint Filing Agreement does not purport to be complete and is qualified in its entirety by the contents of the Joint Filing Agreement, a copy of which is attached as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Except as described in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and between such persons any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits to this statement:

Exhibit 99.1	Garrett Motion Inc. Series A Investor Rights Agreement, dated April 30, 2021, by and among the parties identified therein (incorporated by reference to Exhibit 10.2 to Form 8-K filed by Garrett Motion Inc. on April 30, 2021).

Exhibit 99.2	Registration Rights Agreement, dated April 30, 2021, by and among the parties identified therein (incorporated by reference to Exhibit 10.3 to Form 8-K filed by Garrett Motion Inc. on April 30, 2021).

Exhibit 99.3	Joint Filing Agreement, dated as of May 10, 2021 (filed herewith).

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2021

By:	/s/ John Petry
Name:	John Petry, individually, as manager of Sessa Capital GP, LLC, the general partner of Sessa Capital (Master), L.P., and as manager of Sessa Capital IM GP, LLC, the general partner of Sessa Capital IM, L.P